Exhibit 4.18

Amendment to the Master Service Agreement And

Statement of Work, Dated July 04, 2012

By and between

MAKEMYTRIP INDIA PRIVATE LIMITED And

IBM DAKSH BUSINESS PROCESS SERVICES PRIVATE LIMITED

This Agreement (“Amendment No. 10”) dated July 04, 2012 to the Master Services Agreement dated March 05, 2008, First Amendment dated July 16, 2008, Second Amendment dated July 28, 2009, Third Amendment dated November 4, 2009, Fourth Amendment dated December 09, 2010, Fifth Amendment dated December 10, 2010, Sixth Amendment dated December 18, 2010, Seventh Amendment dated April 7, 2011, Eighth Amendment dated October 27, 2011 and Ninth (9th ) Amendment dated December 29, 2011 thereto and Statement of Work dated March 05, 2008 and Statement of Work for OBT and DH dated January 1, 2012 (collectively referred to as “Agreement”) is made at New Delhi:

By and between:

MakeMyTrip India Private Limited, a Company registered under the Companies Act, 1956 and having its corporate office at 103, Udyog Vihar, Phase I, Gurgaon, 122016 (hereinafter referred to as “MMTL” which expression shall, unless repugnant to or inconsistent with the context, mean and include its successors and permitted assigns), of the ONE PART

And

IBM Daksh Business Process Services Private Limited, a Company registered under the Companies Act, 1956 and having its registered office at Birla Tower, 1st Floor, 25, Barakhamba Road, Connaught Place, New Delhi 110001 (hereinafter referred to as “IBM” which expression shall, unless repugnant to or inconsistent with the context, mean and include its successors and permitted assigns), of the OTHER PART.

WHEREAS the Parties are desirous of amending the Agreement.

TERMS AND CONDITIONS GOVERNING THIS ADDENDUM

I.	The Parties hereby agree to add to the existing Section 3.1 of the SoW as under:

Provision of a Strategic Quality Resource (Band 7) at the Client location for a period of minimum 2 weeks to a maximum of 12 weeks. The engagement of this resource is effective 04th July’12 for a maximum of 12 weeks.

As MMTL have requested for a resource who can help them with the documentation related tasks for implementation of a new CRM tool in the holiday business. The resource is expected to deliver 40 productive hours per week. The charges for the service provided would be INR 1710 per hour.

II.	This Amendment No. 10 shall be effective from the Amendment Effective Date and shall be co-existent and co-terminus with the Agreement.

IV.	Except for the amendments provided hereunder, all other terms and conditions of the SoW, which have not been specifically changes / amended / modified hereunder, shall remain unchanged and continue to be binding between the parties and the same shall be deemed to be a part of this Amendment No. 10 by reference.

V.	This Amendment No. 10 read together with the Agreement / SoW reflects the complete understanding between the parties. This Amendment No. 10 is incorporated into and deemed to be part of the Agreement / SoW.

ACCEPTED AND AGREED BY THE FOLLOWING AUTHORISED REPRESENTATIVES OF THE PARTIES:

[Insert Customer Name]	IBM India Pvt. Ltd. / IBM Daksh Business Process Services Pvt. Ltd.

By: /s/ Jasmeet Singh	By: /s/ Gerry Von Kalm

Name: Jasmeet Singh	Name: Gerry Von Kalm

Title: Head — Customer Contact Group	Title: Director — Finance

Date & Stamp: 20 August 2012	Date & Stamp: 21 August 2012